Exhibit 99.1

Atour Lifestyle Holdings Limited Reports Fourth Quarter and Full Year 2025 Unaudited Financial Results

•	A total of 2,015 hotels, or 224,423 hotel rooms, in operation as of December 31, 2025.

•	Net revenues for the fourth quarter of 2025 increased by 33.8% to RMB2,788 million (US$399 million), compared with RMB2,084 million for the same period of 2024. Net revenues for the full year of 2025 increased by 35.1% to RMB9,790 million (US$1,400 million), compared with RMB7,248 million for the full year of 2024.

•	Net income for the fourth quarter of 2025 increased by 44.7% to RMB478 million (US$68 million), compared with RMB331 million for the same period of 2024. Net income for the full year of 2025 increased by 27.4% to RMB1,621 million (US$232 million), compared with RMB1,273 million for the full year of 2024.

•	Adjusted net income (non-GAAP)[1] for the fourth quarter of 2025 increased by 48.0% to RMB493 million (US$71 million), compared with RMB333 million for the same period of 2024. Adjusted net income (non-GAAP)[1] for the full year of 2025 increased by 34.2% to RMB1,753 million (US$251 million), compared with RMB1,306 million for the full year of 2024.

•	EBITDA (non-GAAP)[2] for the fourth quarter of 2025 increased by 58.4% to RMB697 million (US$100 million), compared with RMB440 million for the same period of 2024. EBITDA (non-GAAP)[2] for the full year of 2025 increased by 35.1% to RMB2,349 million (US$336 million), compared with RMB1,739 million for the full year of 2024.

•	Adjusted EBITDA (non-GAAP)[3] for the fourth quarter of 2025 increased by 60.9% to RMB712 million (US$102 million), compared with RMB443 million for the same period of 2024. Adjusted EBITDA (non-GAAP)[3] for the full year of 2025 increased by 40.0% to RMB2,481 million (US$355 million), compared with RMB1,772 million for the full year of 2024.

SHANGHAI, China, March 17, 2026 -- Atour Lifestyle Holdings Limited (“Atour” or the “Company”) (NASDAQ: ATAT), a leading lifestyle group in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2025.

Fourth Quarter and Full Year 2025 Highlights

As of December 31, 2025, there were 2,015 hotels with a total of 224,423 hotel rooms in operation across Atour’s hotel network, representing rapid increases of 24.5% and 22.5% year-over-year in terms of the number of hotels and hotel rooms, respectively. As of December 31, 2025, there were 779 manachised hotels under development in our pipeline.

1 Adjusted net income (non-GAAP) is defined as net income excluding share-based compensation expenses.

2 EBITDA (non-GAAP) is defined as earnings before interest expense, interest income, income tax expense and depreciation and amortization.

3 Adjusted EBITDA (non-GAAP) is defined as EBITDA excluding share-based compensation expenses.

The average daily room rate4 (“ADR”) was RMB426 for the fourth quarter of 2025, compared with RMB420 for the same period of 2024 and RMB447 for the third quarter of 2025. The ADR for the full year of 2025 was RMB432, compared with RMB437 for the full year of 2024.

The occupancy rate4 was 76.1% for the fourth quarter of 2025, compared with 77.0% for the same period of 2024 and 80.2% for the third quarter of 2025. The occupancy rate for the full year of 2025 was 75.9%, compared with 77.4% for the full year of 2024.

The revenue per available room4 (“RevPAR”) was RMB336 for the fourth quarter of 2025, compared with RMB337 for the same period of 2024 and RMB371 for the third quarter of 2025. The RevPAR for the full year of 2025 was RMB340, compared with RMB351 for the full year of 2024.

The revenue generated from our retail business was RMB3,671 million for the full year of 2025, representing an increase of 67.0% year-over-year.

“2025 marked the completion of our ‘Chinese Experience, 2,000 Premier Hotels’ strategic initiative,” said Mr. Haijun Wang, Founder, Chairman and CEO of Atour. “For the hotel business, we not only achieved our target of ‘2,000 Premier Hotels,’ but also reinforced our hotel brands’ competitive advantages in their respective market segments through differentiated product positioning and deeply resonant customer experiences. Meanwhile, our retail business sustained strong growth momentum: full-year revenue reached RMB3.7 billion, representing 67.0% year-over-year growth. Atour Planet also continued to drive product innovation and category expansion, further solidifying its leadership in China’s sleep market.”

“As we enter 2026, we have officially launched a new three-year strategic plan for Atour: ‘Chinese Experience, Brand-Led Excellence.’ Our focus remains on delivering meaningful, human-centered experiences through high-quality products and services. Guided by our long-term vision of ‘A Timeless Atour, Warmth Along Every Journey,’ we will deepen our emotional connections with users, letting warmth empower us through industry cycles and lead us towards a future of healthy and sustainable growth,” concluded Mr. Wang.

4 Excludes hotel rooms that became unavailable due to temporary hotel closures. ADR and RevPAR are calculated based on tax-inclusive room rates.

“ADR” refers to the average daily room rate, which means room revenue divided by the number of rooms in use for a given period;

“Occupancy rate” refers to the number of rooms in use divided by the number of available rooms for a given period;

“RevPAR” refers to revenue per available room, which is calculated by total revenues during a period divided by the number of available rooms of our hotels during the same period.

Fourth Quarter and Full Year 2025 Unaudited Financial Results

	Q4 2024	Q4 2025	FY 2024	FY 2025
(RMB in thousands)
Revenues:
Manachised hotels	1,106,451	1,417,221	4,148,752	5,308,864
Leased hotels	164,050	148,054	701,963	590,372
Retail	765,169	1,166,004	2,198,198	3,670,969
Others	48,340	56,547	199,019	219,954
Net revenues	2,084,010	2,787,826	7,247,932	9,790,159

Net revenues. Our net revenues for the fourth quarter of 2025 increased by 33.8% to RMB2,788 million (US$399 million) from RMB2,084 million for the same period of 2024. The increase was mainly driven by growth in the manachised hotel and retail businesses.

For the full year of 2025, net revenues increased by 35.1% to RMB9,790 million (US$1,400 million) from RMB7,248 million for the full year of 2024.

•	Manachised hotels.

Revenues from our manachised hotels for the fourth quarter of 2025 increased by 28.1% to RMB1,417 million (US$203 million) from RMB1,106 million for the same period of 2024. The increase was primarily driven by our ongoing hotel network expansion. The total number of our manachised hotels increased from 1,593 as of December 31, 2024 to 1,996 as of December 31, 2025.

Revenues from our manachised hotels for the full year of 2025 increased by 28.0% to RMB5,309 million (US$759 million) from RMB4,149 million for the full year of 2024.

•	Leased hotels.

Revenues from our leased hotels for the fourth quarter of 2025 decreased by 9.8% to RMB148 million (US$21 million) from RMB164 million for the same period of 2024. The decrease was primarily due to the decrease in the number of leased hotels as a result of our product mix optimization. The total number of our leased hotels decreased from 26 as of December 31, 2024 to 19 as of December 31, 2025.

Revenues from our leased hotels for the full year of 2025 decreased by 15.9% to RMB590 million (US$84 million) from RMB702 million for the full year of 2024.

•	Retail.

Revenues from retail for the fourth quarter of 2025 increased by 52.4% to RMB1,166 million (US$167 million) from RMB765 million for the same period of 2024. The increase was driven by growing recognition of our retail brands and effective product innovation and development as we successfully broadened our product offerings.

Revenues from retail for the full year of 2025 increased by 67.0% to RMB3,671 million (US$525 million) from RMB2,198 million for the full year of 2024.

•	Others.

Revenues from others for the fourth quarter of 2025 increased by 17.0% to RMB57 million (US$8 million) from RMB48 million for the same period of 2024.

Revenues from others for the full year of 2025 increased by 10.5% to RMB220 million (US$31 million) from RMB199 million for the full year of 2024.

	Q4 2024	Q4 2025	FY 2024	FY 2025
(RMB in thousands)
Operating costs and expenses:
Hotel operating costs	(794,039)	(1,005,166)	(3,108,158)	(3,716,236)
Retail costs	(385,576)	(553,121)	(1,083,709)	(1,741,233)
Other operating costs	(16,966)	(3,885)	(44,524)	(25,832)
Selling and marketing expenses	(355,112)	(459,216)	(972,863)	(1,489,682)
General and administrative expenses	(102,470)	(164,861)	(352,590)	(516,671)
Technology and development expenses	(46,644)	(51,515)	(134,017)	(177,917)
Total operating costs and expenses	(1,700,807)	(2,237,764)	(5,695,861)	(7,667,571)

Operating costs and expenses for the fourth quarter of 2025 were RMB2,238 million (US$320 million), including RMB15 million share-based compensation expenses, compared with RMB1,701 million, including RMB2 million share-based compensation expenses for the same period of 2024.

Operating costs and expenses for the full year of 2025 were RMB7,668 million (US$1,096 million), including RMB131 million share-based compensation expenses, compared with RMB5,696 million, including RMB33 million share-based compensation expenses for the full year of 2024.

•	Hotel operating costs for the fourth quarter of 2025 were RMB1,005 million (US$144 million), compared with RMB794 million for the same period of 2024. The increase was mainly due to the increase in variable costs, such as supply chain costs and hotel manager costs, associated with our ongoing hotel network expansion. Hotel operating costs accounted for 64.2% of manachised and leased hotels’ revenues for the fourth quarter of 2025, compared with 62.5% for the same period of 2024.

Hotel operating costs for the full year of 2025 were RMB3,716 million (US$531 million), compared with RMB3,108 million for the full year of 2024. Hotel operating costs accounted for 63.0% of manachised and leased hotels’ revenues for the full year of 2025, compared with 64.1% for the full year of 2024.

•	Retail costs for the fourth quarter of 2025 were RMB553 million (US$79 million), compared with RMB386 million for the same period of 2024. The increase was associated with the rapid growth of our retail business. Retail costs accounted for 47.4% of retail revenues for the fourth quarter of 2025, compared with 50.4% for the same period of 2024. The decrease was attributable to the increasing contribution from higher-margin products.

Retail costs for the full year of 2025 were RMB1,741 million (US$249 million), compared with RMB1,084 million for the full year of 2024. Retail costs accounted for 47.4% of retail revenues for the full year of 2025, compared with 49.3% for the full year of 2024.

•	Other operating costs for the fourth quarter of 2025 were RMB4 million (US$0.6 million), compared with RMB17 million for the same period of 2024. Other operating costs for the full year of 2025 were RMB26 million (US$3.7 million), compared with RMB45 million for the full year of 2024.

•	Selling and marketing expenses for the fourth quarter of 2025 were RMB459 million (US$66 million), compared with RMB355 million for the same period of 2024. The increase was mainly due to our enhanced investment in brand recognition and the effective development of online channels, aligned with the growth of our retail business. Selling and marketing expenses accounted for 16.5% of net revenues for the fourth quarter of 2025, compared with 17.0% for the same period of 2024.

Selling and marketing expenses for the full year of 2025 were RMB1,490 million (US$213 million), compared with RMB973 million for the full year of 2024. Selling and marketing expenses accounted for 15.2% of net revenues for the full year of 2025, compared with 13.4% for the full year of 2024.

•	General and administrative expenses for the fourth quarter of 2025 were RMB165 million (US$24 million), including RMB10 million share-based compensation expenses, compared with RMB102 million, including RMB2 million share-based compensation expenses for the same period of 2024. Excluding the share-based compensation expenses, this increase was primarily due to an increase in labor costs. General and administrative expenses, excluding share-based compensation expenses, accounted for 5.5% of net revenues for the fourth quarter of 2025, compared with 4.8% for the same period of 2024.

General and administrative expenses for the full year of 2025 were RMB517 million (US$74 million), including RMB106 million share-based compensation expenses, compared with RMB353 million, including RMB24 million share-based compensation expenses for the full year of 2024. General and administrative expenses, excluding share-based compensation expenses, accounted for 4.2% of net revenues for the full year of 2025, compared with 4.5% for the full year of 2024.

Technology and development expenses for the fourth quarter of 2025 were RMB52 million (US$7.4 million), compared with RMB47 million for the same period of 2024. The increase was mainly attributable to our increased investments in technology systems and infrastructure to support our expanding hotel network and retail business, and to improve customer experience. Technology and development expenses accounted for 1.8% of net revenues for the fourth quarter of 2025, compared with 2.2% for the same period of 2024.

Technology and development expenses for the full year of 2025 were RMB178 million (US$25 million), compared with RMB134 million for the full year of 2024. Technology and development expenses accounted for 1.8% of net revenues for the full year of 2025, remaining stable compared to the full year of 2024.

Other operating income, net for the fourth quarter of 2025 was RMB154 million (US$22 million), compared with RMB31 million for the same period of 2024. For the full year of 2025, other operating income was RMB184 million (US$26 million), compared with RMB70 million for the full year of 2024. These increases were mainly due to an increase in income from government subsidies.

Income from operations for the fourth quarter of 2025 was RMB704 million (US$101 million), compared with RMB414 million for the same period of 2024. For the full year of 2025, income from operations was RMB2,307 million (US$330 million), compared with RMB1,622 million for the full year of 2024.

Income tax expense for the fourth quarter of 2025 was RMB214 million (US$31 million), compared with RMB104 million for the same period of 2024. For the full year of 2025, income tax expense was RMB742 million (US$106 million), compared with RMB446 million for the full year of 2024.

Net income for the fourth quarter of 2025 was RMB478 million (US$68 million), representing an increase of 44.7% compared with RMB331 million for the same period of 2024. For the full year of 2025, net income was RMB1,621 million (US$232 million), representing an increase of 27.4% compared with RMB1,273 million for the full year of 2024.

Adjusted net income (non-GAAP) for the fourth quarter of 2025 was RMB493 million (US$71 million), representing an increase of 48.0% compared with RMB333 million for the same period of 2024. For the full year of 2025, adjusted net income (non-GAAP) was RMB1,753 million (US$251 million), representing an increase of 34.2% compared with RMB1,306 million for the full year of 2024.

Basic and diluted income per share/American depositary share (ADS). For the fourth quarter of 2025, basic income per share was RMB1.16 (US$0.17), and diluted income per share was RMB1.15 (US$0.16). For the fourth quarter of 2025, basic income per ADS was RMB3.48 (US$0.51), and diluted income per ADS was RMB3.45 (US$0.48).

For the full year of 2025, basic income per share was RMB3.90 (US$0.56), and diluted income per share was RMB3.87 (US$0.55). For the full year of 2025, basic income per ADS was RMB11.70 (US$1.68), and diluted income per ADS was RMB11.61 (US$1.65).

EBITDA (non-GAAP) for the fourth quarter of 2025 was RMB697 million (US$100 million), representing an increase of 58.4% compared with RMB440 million for the same period of 2024. For the full year of 2025, EBITDA (non-GAAP) was RMB2,349 million (US$336 million), representing an increase of 35.1% compared with RMB1,739 million for the full year of 2024.

Adjusted EBITDA (non-GAAP) for the fourth quarter of 2025 was RMB712 million (US$102 million), representing an increase of 60.9% compared with RMB443 million for the same period of 2024. For the full year of 2025, adjusted EBITDA (non-GAAP) was RMB2,481 million (US$355 million), representing an increase of 40.0% compared with RMB1,772 million for the full year of 2024.

Cash flows. Operating cash inflow for the fourth quarter of 2025 was RMB594 million (US$85 million). Investing cash inflow for the fourth quarter of 2025 was RMB507 million (US$72 million). Financing cash outflow for the fourth quarter of 2025 was RMB445 million (US$64 million).

For the full year of 2025, operating cash inflow was RMB1,993 million (US$285 million). Investing cash outflow for the full year of 2025 was RMB1,332 million (US$190 million). Financing cash outflow for the full year of 2025 was RMB925 million (US$132 million).

Cash and cash equivalents and restricted cash. As of December 31, 2025, the Company had a total balance of cash and cash equivalents and restricted cash of RMB3.3 billion (US$475 million).

Debt financing. As of December 31, 2025, the Company had total outstanding borrowings of RMB252 million (US$36 million).

Shareholder Returns

For the full year of 2025, the Company has distributed cash dividends in an aggregate amount of approximately US$108 million pursuant to its annual dividend policy adopted in August 2024, and repurchased approximately US$46 million from the open market pursuant to the three-year share repurchase program announced in May 2025.

Outlook

For the full year of 2026, the Company currently expects total net revenues to increase by 20% to 24% compared with the full year of 2025.

This outlook is based on current market conditions and the Company’s preliminary estimates, which are subject to changes.

Conference Call

The Company will host a conference call at 7:00 AM U.S. Eastern time on Tuesday, March 17, 2026 (or 7:00 PM Beijing/Hong Kong time on the same day).

A live webcast of the conference call will be available on the Company’s investor relations website at https://ir.yaduo.com, and a replay of the webcast will be available following the session.

For participants who wish to join the conference call via telephone, please pre-register using the link provided below. Upon registration, each participant will receive a set of participant dial-in numbers and a personal PIN to join the conference call.

Details for the conference call are as follows:

Event Title: Atour Fourth Quarter and Full Year 2025 Earnings Conference Call

Pre-registration Link: https://register-conf.media-server.com/register/BI31476e4d82814901b2dc7042f58c50b2

Use of Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. Generally-Accepted Accounting Principles (“GAAP”), the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission: adjusted net income, which is defined as net income excluding share-based compensation expenses; adjusted net income per ordinary share - Diluted, which is defined as net income attributable to the Company excluding share-based compensation expenses divided by the number of weighted average ordinary shares used in calculating net income per ordinary share - Diluted; EBITDA, which is defined as earnings before interest income, interest expense, income tax expense and depreciation and amortization; adjusted EBITDA, which is defined as EBITDA excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release.

The Company believes that EBITDA is widely used by other companies in the hospitality industry and may be used by investors as a measure of the financial performance. Given the significant investments that the Company has made in leasehold improvements and other fixed assets of leased hotels, depreciation and amortization comprises a significant portion of the Company’s cost structure. The Company believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization attributable to capital expenditures. Adjusted net income, adjusted net income per ordinary share – Diluted, and adjusted EBITDA provide meaningful supplemental information regarding the Company’s performance by excluding share-based compensation expenses, as the investors can better understand the Company’s performance and compare business trends among different reporting periods on a consistent basis. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. The accompanying tables provide more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The use of these non-GAAP measures has certain limitations, as the excluded items have been and will be incurred, and are not reflected in the presentation of these non-GAAP measures. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the disclosure of the relevant items both in its reconciliations to the U.S. GAAP financial measures and in its consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

In addition, these measures may not be comparable to similarly titled measures utilized by other companies, as these companies may not calculate these measures in the same manner as the Company does.

About Atour Lifestyle Holdings Limited

Atour Lifestyle Holdings Limited (NASDAQ: ATAT) is a leading lifestyle group in China that operates both hospitality and retail businesses. As a leader in quality living, Atour is dedicated to creating an intimate ambiance where people can warmly connect. Guided by its people-serving philosophy, Atour continuously refines its products and services to curate exceptional experiences for every user.

For more information, please visit https://ir.yaduo.com.

Investor Relations Contact

Atour Lifestyle Holdings Limited

Email: ir@yaduo.com

Christensen Advisory

Email: atour@christensencomms.com

Tel: +86-10-5900-1548

—Financial Tables and Operational Data Follow—

ATOUR LIFESTYLE HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data and per share data, or otherwise noted)

	As of	As of
	December 31,	December 31,
	2024	2025
	RMB	RMB	USD[1]
Assets
Current assets
Cash and cash equivalents	3,618,451	3,303,949	472,458
Short-term investments	1,266,061	2,562,745	366,468
Accounts receivable	186,047	341,446	48,826
Prepayments and other current assets	331,632	675,974	96,663
Amounts due from related parties	146,120	192,289	27,497
Inventories	167,436	278,802	39,868
Total current assets	5,715,747	7,355,205	1,051,780
Non-current assets
Restricted cash	1,179	16,223	2,320
Contract costs	119,408	134,268	19,200
Property and equipment, net	213,676	225,603	32,261
Operating lease right-of-use assets	1,502,891	1,108,548	158,520
Intangible assets, net	6,373	4,712	674
Goodwill	17,446	17,446	2,495
Other assets	71,217	51,905	7,422
Deferred tax assets	230,877	253,596	36,264
Total non-current assets	2,163,067	1,812,301	259,156
Total assets	7,878,814	9,167,506	1,310,936

Liabilities and shareholders’ equity
Current liabilities
Operating lease liabilities, current	291,002	230,201	32,918
Accounts payable	693,783	821,997	117,543
Deferred revenue, current	453,986	701,147	100,263
Salary and welfare payable	225,687	316,562	45,268
Accrued expenses and other payables	882,009	1,090,394	155,924
Income taxes payable	221,649	312,302	44,659
Short-term borrowings	60,000	250,000	35,750
Amounts due to related parties	2,101	2,886	413
Total current liabilities	2,830,217	3,725,489	532,738
Non-current liabilities
Operating lease liabilities, non-current	1,379,811	1,042,719	149,107
Deferred revenue, non-current	475,331	526,439	75,280
Long-term borrowings, non-current portion	2,000	2,000	286
Other non-current liabilities	245,568	290,058	41,478
Total non-current liabilities	2,102,710	1,861,216	266,151
Total liabilities	4,932,927	5,586,705	798,889

1 Translations of balances in the consolidated financial statements from RMB into US$ for the fourth quarter of 2025 and as of December 31, 2025 are solely for readers’ convenience and were calculated at the rate of US$1.00=RMB 6.9931, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2025.

ATOUR LIFESTYLE HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data and per share data, or otherwise noted)

	As of	As of
	December 31,	December 31,
	2024	2025
	RMB	RMB	USD[1]
Shareholders’ equity
Class A ordinary shares	245	246	35
Class B ordinary shares	56	56	8
Treasury shares	-	(326,400)	(46,675)
Additional paid in capital	1,608,017	1,758,365	251,443
Retained earnings	1,346,526	2,195,519	313,955
Accumulated other comprehensive income (loss)	1,386	(34,307)	(4,906)
Total equity attributable to shareholders of the Company	2,956,230	3,593,479	513,860
Non-controlling interests	(10,343)	(12,678)	(1,813)
Total shareholders’ equity	2,945,887	3,580,801	512,047
Commitments and contingencies	-	-	-
Total liabilities and shareholders’ equity	7,878,814	9,167,506	1,310,936

ATOUR LIFESTYLE HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except share data and per share data, or otherwise noted)

	Three Months Ended			Year Ended
	December 31,	December 31,		December 31,	December 31,
	2024	2025		2024	2025
	RMB	RMB	USD[1]	RMB	RMB	USD[1]
Revenues:
Manachised hotels	1,106,451	1,417,221	202,660	4,148,752	5,308,864	759,157
Leased hotels	164,050	148,054	21,171	701,963	590,372	84,422
Retail	765,169	1,166,004	166,736	2,198,198	3,670,969	524,942
Others	48,340	56,547	8,087	199,019	219,954	31,453
Net revenues	2,084,010	2,787,826	398,654	7,247,932	9,790,159	1,399,974
Operating costs and expenses:
Hotel operating costs	(794,039)	(1,005,166)	(143,737)	(3,108,158)	(3,716,236)	(531,415)
Retail costs	(385,576)	(553,121)	(79,095)	(1,083,709)	(1,741,233)	(248,993)
Other operating costs	(16,966)	(3,885)	(555)	(44,524)	(25,832)	(3,693)
Selling and marketing expenses	(355,112)	(459,216)	(65,667)	(972,863)	(1,489,682)	(213,022)
General and administrative expenses	(102,470)	(164,861)	(23,575)	(352,590)	(516,671)	(73,883)
Technology and development expenses	(46,644)	(51,515)	(7,367)	(134,017)	(177,917)	(25,442)
Total operating costs and expenses	(1,700,807)	(2,237,764)	(319,996)	(5,695,861)	(7,667,571)	(1,096,448)
Other operating income, net	30,701	153,696	21,978	70,231	184,089	26,324
Income from operations	413,904	703,758	100,636	1,622,302	2,306,677	329,850
Interest income	9,505	11,855	1,695	48,415	72,167	10,320
Gain from short-term investments	14,599	13,327	1,906	48,943	44,867	6,416
Interest expense	(727)	(2,377)	(340)	(3,110)	(4,249)	(608)
Other (expenses) income, net	(2,662)	(33,754)	(4,826)	2,465	(56,554)	(8,087)
Income before income tax	434,619	692,809	99,071	1,719,015	2,362,908	337,891
Income tax expense	(103,959)	(214,365)	(30,654)	(446,031)	(741,646)	(106,054)
Net income	330,660	478,444	68,417	1,272,984	1,621,262	231,837
Less: net income (loss) attributable to non-controlling interests	511	(1,894)	(271)	(2,364)	270	39
Net income attributable to the Company	330,149	480,338	68,688	1,275,348	1,620,992	231,798

Net income	330,660	478,444	68,417	1,272,984	1,621,262	231,837
Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil income taxes	17,731	(5,921)	(847)	(3,383)	(35,693)	(5,104)
Other comprehensive income (loss), net of nil income taxes	17,731	(5,921)	(847)	(3,383)	(35,693)	(5,104)
Total comprehensive income	348,391	472,523	67,570	1,269,601	1,585,569	226,733
Less: Comprehensive income (loss) attributable to non-controlling interests	511	(1,894)	(271)	(2,364)	270	39
Comprehensive income attributable to the Company	347,880	474,417	67,841	1,271,965	1,585,299	226,694
Net income per ordinary share
—Basic	0.80	1.16	0.17	3.08	3.90	0.56
—Diluted	0.79	1.15	0.16	3.06	3.87	0.55
Weighted average ordinary shares used in calculating net income per ordinary share
—Basic	414,732,181	414,247,164	414,247,164	413,681,482	415,609,839	415,609,839
—Diluted	419,182,770	418,435,496	418,435,496	417,229,238	419,297,298	419,297,298

ATOUR LIFESTYLE HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share data and per share data, or otherwise noted)

	Three Months Ended			Year Ended
	December 31,	December 31,		December 31,	December 31,
	2024	2025		2024	2025
	RMB	RMB	USD[1]	RMB	RMB	USD[1]
Cash flows from operating activities:
Net cash generated from operating activities	573,148	593,512	84,871	1,725,948	1,992,822	284,969
Cash flows from investing activities:
Payment for purchases of property and equipment	(359)	(11,676)	(1,670)	(56,238)	(85,775)	(12,266)
Proceeds from disposal of property and equipment	2,949	-	-	2,949	4,995	714
Payment for purchases of intangible assets	(512)	-	-	(1,941)	(254)	(36)
Payment for purchases of short-term investments	(6,430,180)	(5,024,970)	(718,561)	(20,015,100)	(15,929,970)	(2,277,955)
Proceeds from maturities of short-term investments	6,748,568	5,542,523	792,570	19,549,776	14,678,153	2,098,948
Proceeds from disposal of a subsidiary	-	780	112	-	780	112
Net cash generated from (used in) investing activities	320,466	506,657	72,451	(520,554)	(1,332,071)	(190,483)
Cash flows from financing activities:
Proceeds from borrowings	40,000	220,000	31,460	60,000	255,000	36,465
Repayment of borrowings	(70,000)	(35,000)	(5,005)	(70,000)	(65,000)	(9,295)
Proceeds from stock option exercises	4,509	130	19	19,453	18,877	2,699
Payment for dividends	-	(353,811)	(50,594)	(436,048)	(771,999)	(110,394)
Payment for share repurchases	-	(244,586)	(34,975)	-	(329,896)	(47,175)
Distribution to non-controlling interests	-	(1,714)	(245)	-	(1,714)	(245)
Others	-	(30,155)	(4,312)	-	(30,155)	(4,312)
Net cash used in financing activities	(25,491)	(445,136)	(63,652)	(426,595)	(924,887)	(132,257)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	9,398	(6,485)	(929)	(922)	(35,322)	(5,051)
Net increase (decrease) in cash and cash equivalents and restricted cash	877,521	648,548	92,741	777,877	(299,458)	(42,822)
Cash and cash equivalents and restricted cash at the beginning of the period	2,742,109	2,671,624	382,037	2,841,753	3,619,630	517,600
Cash and cash equivalents and restricted cash at the end of the period	3,619,630	3,320,172	474,778	3,619,630	3,320,172	474,778

ATOUR LIFESTYLE HOLDINGS LIMITED
UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share data and per share data, or otherwise noted)

	Three Months Ended			Year Ended
	December 31,	December 31,		December 31,	December 31,
	2024	2025		2024	2025
	RMB	RMB	USD[1]	RMB	RMB	USD[1]
Net income (GAAP)	330,660	478,444	68,417	1,272,984	1,621,262	231,837
Share-based compensation expenses, net of tax effect of nil[2]	2,483	14,771	2,112	32,792	131,472	18,801
Adjusted net income (non-GAAP)	333,143	493,215	70,529	1,305,776	1,752,734	250,638

	Three Months Ended			Year Ended
	December 31,	December 31,		December 31,	December 31,
	2024	2025		2024	2025
	RMB	RMB	USD[1]	RMB	RMB	USD[1]
Net income per ordinary share - Diluted (GAAP)	0.79	1.15	0.16	3.06	3.87	0.55
Share-based compensation expenses, net of tax effect of nil per ordinary share[2]	0.01	0.04	0.01	0.08	0.31	0.04
Adjusted net income per ordinary share - Diluted (non-GAAP)	0.80	1.19	0.17	3.14	4.18	0.59

	Three Months Ended			Year Ended
	December 31,	December 31,		December 31,	December 31,
	2024	2025		2024	2025
	RMB	RMB	USD[1]	RMB	RMB	USD[1]
Net income (GAAP)	330,660	478,444	68,417	1,272,984	1,621,262	231,837
Interest income	(9,505)	(11,855)	(1,695)	(48,415)	(72,167)	(10,320)
Interest expense	727	2,377	340	3,110	4,249	608
Income tax expense	103,959	214,365	30,654	446,031	741,646	106,054
Depreciation and amortization	14,243	13,789	1,972	65,232	54,106	7,737
EBITDA (non-GAAP)	440,084	697,120	99,688	1,738,942	2,349,096	335,916
Share-based compensation expenses	2,483	14,771	2,112	32,792	131,472	18,801
Adjusted EBITDA (non-GAAP)	442,567	711,891	101,800	1,771,734	2,480,568	354,717

2 The share-based compensation expenses were recorded at entities in PRC. Share-based compensation expenses were non-deductible expenses in PRC. Therefore, there is no tax impact for share-based compensation expenses adjustment for non-GAAP financial measures.

Key Operating Data

	Number of Hotels			Number of Rooms
	Opened in Q4 2025	Closed in Q4 2025	As of December 31, 2025	As of December 31, 2025
Manachised hotels	97	25	1,996	221,283
Leased hotels	-	5	19	3,140
Total	97	30	2,015	224,423

		As of December 31, 2025
		Properties
Hotel Brand	Positioning	Manachised	Leased	Rooms
A.T. House	Luxury	-	1	214
SAVHE	Upscale	2	1	487
Atour S	Upscale	87	2	12,261
Atour Origin[3]	Upper midscale	48	1	5,737
Atour	Upper midscale	1,479	12	168,129
Atour X	Upper midscale	179	2	19,229
Atour Light	Midscale	201	-	18,366
Total		1,996	19	224,423

	All Hotels in Operation
	Three Months Ended			Twelve Months Ended
	December 31, 2024	September 30, 2025	December 31, 2025	December 31, 2024	December 31, 2025
Occupancy rate[4] (in percentage)
Manachised hotels	76.9%	80.1%	76.0%	77.2%	75.8%
Leased hotels	84.7%	85.0%	83.7%	83.2%	82.2%
All hotels	77.0%	80.2%	76.1%	77.4%	75.9%

ADR[4] (in RMB)
Manachised hotels	416.8	444.2	423.7	433.0	429.0
Leased hotels	551.1	602.3	579.6	563.5	582.2
All hotels	420.2	447.2	426.4	436.8	431.9

RevPAR[4] (in RMB)
Manachised hotels	333.2	368.2	332.9	347.3	336.6
Leased hotels	495.1	541.9	508.5	495.0	504.8
All hotels	336.9	371.3	335.7	351.3	339.6

3 Atour Origin, initially launched in November 2023 as Atour Series 4 under the Atour Hotel brand, has recently been upgraded to an independent upper midscale hotel brand within our portfolio.

	Hotels in Operation for More Than 18 Months in Q4 2025[5]
	Number of hotels		Same-hotel Occupancy[4] (in percentage)		Same-hotel ADR[4] (in RMB)		Same-hotel RevPAR[4] (in RMB)
	Q4 2024	Q4 2025	Q4 2024	Q4 2025	Q4 2024	Q4 2025	Q4 2024	Q4 2025
Manachised hotels	1,244	1,244	78.8%	76.4%	420.3	419.0	344.5	331.2
Leased hotels	21	21	85.1%	83.4%	566.1	553.7	511.9	484.5
All hotels	1,265	1,265	78.9%	76.5%	423.7	422.0	348.2	334.4

	Hotels in Operation for More Than 18 Months in 2025[5]
	Number of hotels		Same-hotel Occupancy[4] (in percentage)		Same-hotel ADR[4] (in RMB)		Same-hotel RevPAR[4] (in RMB)
	2024	2025	2024	2025	2024	2025	2024	2025
Manachised hotels	1,299	1,299	78.1%	76.4%	435.4	426.8	353.1	337.8
Leased hotels	23	23	83.2%	82.1%	571.1	564.3	501.3	489.1
All hotels	1,322	1,322	78.2%	76.5%	438.9	429.9	356.7	341.0

4 Excludes hotel rooms that became unavailable due to temporary hotel closures. ADR and RevPAR are calculated based on tax-inclusive room rates.

5 For any given period, we define “same-hotel” as a hotel that has operated for more than 18 calendar months as of the 15th day (inclusive) of any month within that period. The OCC, ADR and RevPAR presented above represent such metrics generated by “same hotels” in the given period, compared to the corresponding metrics generated by these “same hotels” during the same period in 2024.